

Mail Stop 3628

December 10, 2015

Jon Wilcox
Manager
California Republic Funding, LLC
18400 Von Karman Avenue
Suite 1100
Irvine, California 92612

Re: California Republic Funding, LLC
Amendment No. 2 to Registration Statement on Form SF-3
Filed November 30, 2015
File No. 333-207639

Dear Mr. Wilcox:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 24, 2015 letter.

Form of Prospectus

The Receivables

CRB Must Repurchase Certain Receivables, page 62

1. We note your revisions here in response to our prior comments 4 and 14, including the statement that "a Noteholder may make a request or demand that a Receivable be repurchased due to a breach of a representation made about the Receivables and the Indenture Trustee will notify CRB of any Noteholder request or demand it receives." We also note that Section 3.04 of the form of Sale and Servicing Agreement you filed previously as Exhibit 10.1 provides that a noteholder, as a requesting party, may make

repurchase requests directly to the depositor and/or the seller and may refer related matters to dispute resolution.

a. It is not clear from your prospectus disclosure whether a noteholder may make a repurchase request directly to the depositor and/or seller, or if a noteholder must make the request through the indenture trustee. Please revise your prospectus or the form of Sale and Servicing Agreement, as applicable, to clarify.

b. Section 7.03 of the form of Indenture you filed previously as Exhibit 4.2 provides that the indenture trustee "will not be required to take action in response to requests, demands or directions of a Noteholder or a Note Owner, other than requests, demands, or directions relating to an asset representations review demand under Section 7.05 unless the Noteholder or Note Owner has offered reasonable security or indemnity reasonably satisfactory to the Indenture Trustee…." If a noteholder must make a repurchase request through the indenture trustee, please revise the form of Indenture, and elsewhere as necessary, to indicate that such restriction will not apply to the indenture trustee's duties in connection with actions relating to repurchase requests and dispute resolution.

Asset Representations Review

Asset Representations Review Process, page 64

2. We note your revisions in response to prior comment 21 and reissue. Please revise your disclosure to state that the review will be performed on each receivable that is 60 days or more delinquent (rather than on each receivable that is "more than 60 days delinquent"), as required by the shelf-eligibility provisions of Form SF-3. See General Instruction I.B.1(b)(D) of Form SF-3.

Exhibits

General

3. We note your confirmation in response to prior comment 30 that you will make all necessary revisions to the transaction documents to reflect the amendments made in response to the staff's comments. Please further confirm that you will file amended transaction documents reflecting all revisions in response to our comments (prior and current) prior to requesting acceleration of effectiveness of your registration statement. Note that staff may have additional comments following our review of the revised transaction documents.

Exhibit 10.4 – Form of Asset Representations Review Agreement

4. We note the revisions in your prospectus in response to prior comment 6. Please revise Section 4.3 of the form of Asset Representations Review Agreement to be consistent with

the disclosure in your prospectus that the servicer, rather than the issuer or administrator, will be responsible for annual fee and the review fee owed to the asset representations reviewer.

Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3262 if you have questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc: Mark Olson, California Republic Funding, LLC
        Siegfried Knopf, Esq., Sidley Austin LLP